THERAVANCE BIOPHARMA, INC.

May 9, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Theravance Biopharma, Inc.
Registration Statement on Form 10-12B
File No. 001-36033

Dear Mr. Riedler:

Reference is made to the Registration Statement on Form 10 (File No. 001-36033) (as amended to date, the “Registration Statement”) filed by Theravance Biopharma Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Theravance, Inc. (“Theravance”) has set Thursday, May 15, 2014 as the record date for the dividend distribution of the ordinary shares of the Company.  Theravance and the Company would like the Registration Statement to be declared effective prior to the record date.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 9 a.m. Eastern time on Wednesday, May 14, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please contact David Young of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at (650) 463-5353.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Young and that such effectiveness also be confirmed in writing.

Sincerely,

THERAVANCE BIOPHARMA, INC.

By:	/s/ Rick E Winningham
Name:	Rick E Winningham
Title:	Chief Executive Officer